[redacted]

11020252

COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
196

3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington	**Illinois**	**61701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Borowski **(309) 821-3312**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter J. Borowski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **COUNTRY Capital Management Company**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
MARY BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/19/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements
and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of COUNTRY Capital's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 24, 2011

1011-1206708

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2010	December 31 2009
Assets		
Cash and cash equivalents	**$ 1,756,465**	$ 580,050
Fixed income securities, at fair value	–	590,724
Receivable due from parent, subsidiaries, and affiliates	**85,502**	190,014
Accounts receivable	**80,035**	33,441
Interest receivable	–	5,343
Income taxes recoverable	**32,443**	44,423
Prepaid assets	**126**	36
Total assets	**$ 1,954,571**	$ 1,444,031
Liabilities		
Accounts payable and accrued expenses	**$ 208,649**	$ 55,892
Payable to parent, subsidiaries, and affiliates	**206,101**	303,364
Income taxes payable	**2,732**	–
Deferred tax liability	–	1,559
Total liabilities	**417,482**	360,815
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	–	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**1,037,089**	583,216
Total stockholder's equity	**1,537,089**	1,083,216
Total liabilities and stockholder's equity	**$ 1,954,571**	$ 1,444,031

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations

	Year Ended December 31	
	2010	**2009**
Income		
Marketing fees:		
Insurance sales	**$ 1,965,669**	$ 844,716
Mutual fund sales	**491,007**	461,696
College savings plans	**55,034**	43,653
Service fees from parent	**3,650,000**	3,100,000
Gain (loss) on investment accounts	**(692)**	63,319
Miscellaneous income	**3,716**	5,732
Total income	**6,164,734**	4,519,116
Expenses		
Commission expense:		
Insurance sales	**1,494,732**	651,592
Mutual fund sales	**353,364**	315,898
College savings plans	**37,846**	26,866
General management services	**3,482,116**	3,572,317
Professional services	**14,411**	23,346
Dues and assessments	**6,669**	5,086
Sundry	**35,715**	39,285
Total expenses	**5,424,853**	4,634,390
Income (loss) before income taxes	**739,881**	(115,274)
Income taxes:		
Current expense (benefit)	**287,567**	(29,281)
Deferred benefit	**(1,559)**	(2,976)
Net income (loss)	**$ 453,873**	$ (83,017)

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholders' Equity

	Common Stock	Preferred Stock	Retained Earnings	Total
Balance, December 31, 2008	$ 500,000	$ –	$ 666,233	$ 1,166,233
Net loss	–	–	(83,017)	(83,017)
Balance, December 31, 2009	500,000	–	583,216	1,083,216
Net income	–	–	**453,873**	**453,873**
Balance, December 31, 2010	**$ 500,000**	$ –	**$ 1,037,089**	**$ 1,537,089**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31 2010	2009
Operating activities		
Net income (loss)	$ **453,873**	$ (83,017)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Unrealized loss (gain) on securities	**46,242**	(34,819)
Amortization	**(2,518)**	(3,491)
Change in due from affiliates	**104,512**	(136,033)
Change in accounts receivable	**(46,594)**	1,189
Change in interest receivable	**5,343**	–
Change in income taxes recoverable	**11,980**	41,222
Change in prepaid assets	**(90)**	(36)
Change in accounts payable and accrued expenses	**152,757**	10,115
Change in due to affiliates	**(97,263)**	(228,066)
Change in income taxes payable	**2,732**	–
Change in deferred income taxes	**(1,559)**	(2,976)
Net cash provided by (used in) operating activities	**629,415**	(435,912)
Investing activities		
Sale of securities	**547,000**	–
Net cash provided by investing activities	**547,000**	–
Increase (decrease) in cash and cash equivalents	**1,176,415**	(435,912)
Cash and cash equivalents at beginning of year	**580,050**	1,015,962
Cash and cash equivalents at end of year	**$ 1,756,465**	$ 580,050

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 32% and 19% of total revenues in 2010 and 2009, respectively. Marketing fees from mutual funds represented approximately 8% and 10% of total revenues in 2010 and 2009, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 1% of total revenues in both 2010 and 2009. Although COUNTRY Capital is registered in 26 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $3,650,000 and $3,100,000 in 2010 and 2009, respectively. The service fees generated under this agreement accounted for 59% and 69% of COUNTRY Capital's total revenues in 2010 and 2009, respectively.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Investments

Investments are carried at fair value. The valuation of these securities is based upon prices obtained from independent pricing services. Unrealized gains or losses are recognized on the statements of income.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by COUNTRY Capital.

Reclassifications

Certain 2009 amounts in COUNTRY Capital's financial statements have been reclassified to conform to the 2010 financial statement presentation.

Subsequent Events

Subsequent events have been considered for the audited financial statements issued on February 24, 2011. COUNTRY Capital is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially impact the amounts required.

3. Investments

COUNTRY Capital had no invested assets at December 31, 2010.

The amortized cost and fair value of COUNTRY Capital's investments in fixed income securities at December 31, 2009, are as follows:

	2009			
Issuer	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds	$ 555,905	$ 34,819	$ –	$ 590,724

There are no fixed-income securities held by COUNTRY Capital as of December 31, 2010. The corporate bonds held by COUNTRY Capital as of December 31, 2009 were classified as level 2 assets. Per ASC Topic 820 *Fair Value Measurements and Disclosures*, a level 2 input is defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 and 2009, COUNTRY Capital had net capital of $1,455,689 and $925,169, respectively, and net capital requirements of $27,832 and $23,950, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.29 to 1 and 0.39 to 1 at December 31, 2010 and 2009, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

5. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $3,364,550 and $3,465,006 to CC Services, Inc. in 2010 and 2009, respectively, for these services.

6. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The 2010 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes. The 2009 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, the amortization of discount on securities, and AMT limits on allowable benefits. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2010 and 2009, are as follows:

	Federal	State	Total
2010			
Current income tax expense	**$ 233,764**	**$ 53,803**	**$ 287,567**
Deferred income tax expense (benefit)	**(6,629)**	**5,070**	**(1,559)**
Income tax expense	**$ 227,135**	**$ 58,873**	**$ 286,008**
2009			
Current income tax expense (benefit)	$ (30,401)	$ 1,120	$ (29,281)
Deferred income tax expense (benefit)	2,631	(5,607)	(2,976)
Income tax benefit	$ (27,770)	$ (4,487)	$ (32,257)

COUNTRY Capital had no deferred tax liability or federal or state net operating loss carryforwards for tax purposes at December 31, 2010.

COUNTRY Capital made tax payments of $273,215 and $900 during 2010 and 2009, respectively, and received refunds of $360 in 2010.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2010, the tax years that remain subject to examination begin with 2007.

Supplemental Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2010

Aggregate indebtedness		
Accounts payable and accrued expenses, due to affiliates, and income taxes payable		$ 417,482
Net capital		
Common stock		500,000
Retained earnings		1,037,089
Total stockholder's equity		1,537,089
Add:		
Deferred tax liability		–
Less non-allowable assets:		
Disallowed receivables	$ 48,787	
Prepaid service charges	126	
Securities haircut	32,487	81,400
Net capital		$ 1,455,689
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 27,832
Net capital in excess of requirements		1,427,857
Net capital as above		$ 1,455,689
Ratio of aggregate indebtedness to net capital		0.29 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2010, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2010

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934 as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (COUNTRY Capital) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control. Accordingly, we do not express an opinion on the effectiveness of COUNTRY Capital's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by COUNTRY Capital, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because COUNTRY Capital does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by COUNTRY Capital in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of COUNTRY Capital is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which COUNTRY Capital has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that COUNTRY Capital's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012645 FINRA DEC
COUNTRY CAPITAL MANAGEMENT CO 18*18
1705 TOWANDA AVENUE SECOND FLOOR
BLOOMINGTON IL 61701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH, D.C. 196 SECTION

2. A.	General Assessment (item 2e from page 2)	$ 147
B.	Less payment made with SIPC-6 filed (exclude interest) 7/28/10 Date Paid	(75)
C.	Less prior overpayment applied	(75)
D.	Assessment balance due or (overpayment)	(3)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (3)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0
H.	Overpayment carried forward	$(3)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COUNTRY Capital Management Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of January, 20 11.

Vice President, Corporate Controller, & Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,164,733
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	692
Total additions	692
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,456,676
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Contract Income	3,650,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	6,106,676
2d. SIPC Net Operating Revenues	$ 58,749
2e. General Assessment @ .0025	$ 147

(to page 1, line 2.A.)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

COUNTRY Capital Management Company
Years Ended December 31, 2010 and 2009
With Reports of Independent Registered Public Accounting Firm

Ernst & Young LLP

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